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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             RESPONSE ONCOLOGY, INC.
                                (Name of Issuer)

                        Common Stock $.01 Par Value (1)
                        (Title of Class of Securities)

                                   761232-107
                                 (CUSIP Number)

                 Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
                     Kansas City, MO  64108, (816) 292-2000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    02/26/97
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. ______

Check the following box if a fee is being paid with this statement. ______ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 18 pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Seafield Capital Corporation
        43-1039532

(2)     Check the Appropriate Box                    (a)  ______
        if a Member of a Group*                      (b)  ______

(3)     SEC Use Only

(4)     Source of funds*
        WC

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)        ______

(6)     Citizenship or Place of Organization
        Missouri

        Number of Shares
        beneficially Owned                (7)     Sole Voting Power
        by Each Reporting                         8,077,392
        Person With
                                          (8)     Shared Voting Power
                                                  -0-

                                          (9)     Sole Dispositive Power
                                                  8,077,392

                                         (10)     Shared Dispositive Power
                                                  -0-

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
        8,077,392

(12)    Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares*                             ___X___

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(13)    Percent of Class Represented by Amount in Row (11)
        67.5%

(14)    Type of Reporting Person*
                  CO

*  See Instructions before Filling Out!

Item 1.      Security and Issuer.

     This Amendment No. 10 ("Amendment No. 10") to  Schedule 13D
concerns the common stock, par value $.01 per share ("Common Stock") of Response Oncology, Inc. (formerly named Response Technologies, Inc.) ("Response"), whose principal executive offices are at 1775 Moriah Woods
Boulevard, Memphis, Tennessee  38117.   Amendment No. 10  amends an
original report (the "Original Report") on Schedule 13D respecting a purchase of shares of Common Stock on October 31, 1990, as amended by Amendment No. 1 to Schedule 13D, dated August 2, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated November 11, 1991 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated June 9, 1992 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated, August 4, 1992 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated May 13, 1993 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated February 17, 1995 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D, dated June 24, 1996 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D, dated September 4, 1996 ("Amendment No. 8") and Amendment No. 9 to Schedule 13D, dated October 16, 1996 ("Amendment No. 9") (collectively, Amendments No.1, No. 2, No.3, No. 4, No. 5, No.6, No. 7, No. 8 and No. 9 are sometimes referred to as the "Prior Amendments"). The Issuer is the same Issuer referred to in the Original Report and in the Prior Amendments; the current name of the Issuer reflects a change effective November 1995. The Common Stock is the same class of stock reported on in the Original Report and in the Prior Amendments; the par value of the Common Stock was changed in November 1995 as a result of a 1 for 5 reverse stock split.

Item 2.    Identity and Background.

     This report is filed by Seafield Capital Corporation
("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 2600 Grand Boulevard, Suite 500, P.O. Box 410949, Kansas City, Missouri 64141. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are its 82% owned subsidiary, LabOne, Inc. (formerly named Home Office Reference Laboratory, Inc.), a provider of clinical, substance abuse and insurance laboratory testing services whose offices are located at 10310 West 84th Terrace, Lenexa, Kansas 66214, and its interest in Response. Seafield also owns certain short-term and intermediate-term investment grade securities. On March 3, 1997, Seafield distributed to its shareholders all outstanding shares of a subsidiary company (i.e., SLH Corporation) which now owns all of those oil and gas, venture capital and real estate investments previously owned by Seafield.

     Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Each person listed on Schedule 1 is a United States citizen.

     During the past five years, neither Seafield nor to its knowledge, any of the persons identified in Schedule 1 has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     As previously reported, in 1992 Seafield made a $500,000 non-recourse loan to Dr. William H. West, Response's Chairman of the Board, secured by 26,066 shares (previously reported in error as 26,067 shares) of Response Common Stock (the "West Shares"). The funds used to make said loan were part of Seafield's working capital at the time. The indebtedness under said loan matured December 31, 1996. After complying with applicable law, Seafield acquired the West Shares in satisfaction of said indebtedness on February 17, 1997.

     Also as previously reported, on October 4, 1996 Seafield entered into a Loan Agreement (the "Loan Agreement") with Response; pursuant to the Loan Agreement Response was authorized to borrow from Seafield up to $23.5 Million. As of February 26, 1997, Response's borrowings under the Loan Agreement aggregated $23.5 Million. The funds used to make advances to Response under the Loan Agreement were part of Seafield's working capital. On February 26, 1997, all indebtedness under the Loan Agreement was satisfied by Response's issuance of 3,020,536 shares of its Common Stock (the "Newest Shares") to Seafield.

Item 4.     Purpose of the Transaction.

     Seafield acquired the West Shares pursuant to the loan documents governing the 1992 loan by Seafield to Dr. West to close out the loan transaction. Dr. West's obligations in connection with said loan were limited to the West Shares. Following the maturity of said loan, he consented to a transfer of said shares to Seafield.

     Seafield acquired the Newest Shares pursuant to that certain
Agreement of Payment and Satisfaction dated February 26, 1997, between Seafield and Response ("Payment Agreement") which provided that all outstanding principal of the indebtedness under the Loan Agreement (i.e., $23,500,000) and all accrued interest on said indebtedness (i.e., $664,287.66) would be paid and satisfied by way of Response's issuance of the Newest Shares to Seafield. Pursuant to the Payment Agreement, the note evidencing the indebtedness under the Loan Agreement was cancelled and the

Loan Agreement was terminated. Also pursuant to the Payment Agreement Seafield has certain registration rights respecting the Newest Shares, as well as all other shares of Response Common Stock owned by Seafield, which registration rights are governed by Section 5.1 of that certain Securities Purchase Agreement dated September 26, 1990 between Response and Seafield (the "Securities Purchase Agreement").

     The Newest Shares were acquired to consolidate all of Seafield's investment in Response in the form of Common Stock and to increase Response's shareholder equity (to approximately $62 Million); the increase in shareholder equity should place Response in a solid financial position to pursue the growth of its oncology services.

     The West Shares and the Newest Shares were acquired by Seafield as an investment, provided that as announced in the Press Release referred to below, Seafield is exploring a possible distribution to its shareholders of all of its shares of Response Common Stock in the second quarter of 1997.

     Immediately following the closing under the Payment Agreement, Seafield issued a Press Release (the "Press Release") disclosing its acquisition of the Newest Shares, as well as the possible distribution to its shareholders of all of its shares of Response Common Stock. Seafield had previously announced (as recited in Amendment No. 6) that it is contemplating a merger with its 82% owned subsidiary, LabOne, Inc., and that such a merger would likely be preceded by a distribution to Seafield shareholders, or other disposition by Seafield, of its shares of Response Common Stock. Seafield expects that any distribution to its shareholders of shares of Response Common Stock would be made only pursuant to a Registration Statement filed with and declared effective by the Securities and Exchange Commission.

      Seafield has stated in the Original Report and the Prior Amendments that, except for rights granted to Seafield in the Securities Purchase Agreement filed as Exhibit (a) to Amendment No. 6, which rights are no longer material, it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries; (iv) any change in the present board of directors or management of Response; (v) any material change in the present capitalization or dividend policy of Response; (vi) any other material change in Response's business or corporate structure; (vii) any change in Response's charter or bylaws which may impede the acquisition of control of Response by any person; (viii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(x) any act similar to any of those enumerated above. The foregoing statement remains accurate, except as otherwise set forth herein or in the Prior Amendments.

     Item 5.     Interest in Securities of the Issuer.

     (a), (b), (c) and (d)

     Seafield beneficially owns  8,077,392 shares of Response Common
Stock.   Seafield has sole power to vote and dispose of  all of such shares. The number of shares beneficially owned by Seafield constitutes approximately 67.5% of Response's outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of warrants, stock options or upon conversion of shares of Series A Convertible Preferred Stock of Response presently outstanding and owned by persons other than Seafield.

     Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of Response stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

                 Name                    Number of Shares

            Joseph T. Clark                   226,640
            W. Thomas Grant, II                 9,400
            P. Anthony Jacobs                  13,400

            James R. Seward                    13,400

Of the number of shares shown above, the following numbers consist of options which the indicated individuals have the right to exercise either presently or within 60 days: for Joseph T. Clark, 221,840; for W. Thomas Grant II, 9,000; for P. Anthony Jacobs, 9,000 and for James R. Seward, 9,000.

           (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           Response has granted Seafield registration rights with respect to all shares of Response Common Stock owned by Seafield pursuant to the Payment Agreement and the Securities Purchase Agreement.

Item 7.     Exhibits.

     99.1   Agreement of Payment and Satisfaction, dated February 26, 1997.

     99.2   Press Release of Seafield, from February 26, 1997.

     99.3 Securities Purchase Agreement (previously filed as Exhibit (a) to Amendment No. 6).

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     SEAFIELD CAPITAL CORPORATION


     By:  /s/  James R. Seward
          James R. Seward, Executive Vice President


     Date:     March 7, 1997

SCHEDULE 1


          Directors of Seafield Capital Corporation

          Name, Occupation and Business Address

Lan C. Bentsen, Managing Partner
Remington Partners (investments)
3040 Post Oak Boulevard, Suite 200
Houston, Texas  77056

John C. Gamble, Managing Partner
Allen, Matkins Leck, Gamble and Mallory (law)
18400 Von Karmen, 4th Floor
Irvine, California  92715

William D. Grant, Consultant
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

W. Thomas Grant, II, Chairman of the Board and Chief Executive
Officer/Seafield Capital Corporation; Chairman of the Board, President and Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Michael E. Herman
Private Investor
9300 Ward Parkway
Post Office Box 8480
Kansas City, Missouri  64114

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

David W. Kemper, Chairman, President and Chief Executive Officer
Commerce Bancshares, Inc. (banking)
1000 Walnut Street, 18th Floor
Kansas City, Missouri  64106

John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
Corporate Woods, Building 27
10975 Grandview
Overland Park, Kansas  66210

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Dennis R. Stephen, Chief Operating Officer
Tennessee Farmers Insurance Companies (insurance)
Post Office Box 307
Columbia, Tennessee  38401

          Executive Officers of Seafield Capital Corporation

          Name,  Position and Business Address

W. T. Grant, II
Chairman of the Board and Chief Executive Officer/Seafield Capital
Corporation
Chairman of the Board, President and Chief Executive Officer/LabOne, Inc. 2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Steve K. Fitzwater, Vice President, Chief Accounting Officer and Secretary Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Joseph T. Clark, President and Chief Executive Officer
Response Oncology, Inc.
1775 Moriah Woods Boulevard
Memphis, Tennessee  38117

                                  EXHIBIT INDEX


     99.1   Agreement of Payment and Satisfaction, dated February 26, 1997.

     99.2   Press Release of Seafield, from February 26, 1997.

     99.3 Securities Purchase Agreement (previously filed as Exhibit (a) to Amendment No. 6).






































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